

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Stephen DiPalma
Interim Chief Financial Officer
Inozyme Pharma, Inc.
321 Summer Street
Suite 400
Boston, Massachusetts 02210

> **Re: Inozyme Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 11, 2021**
> **File No. 333-258702**

Dear Mr. DiPalma:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at (202) 551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Brian Johnson